UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HOLOGIC, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

436440101

(CUSIP Number of Common Stock Underlying Class of Securities)

Glenn P. Muir

Executive Vice President, Finance and Administration

Hologic, Inc.

35 Crosby Drive, Bedford, MA 01730

Tel: 781-999-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Philip J. Flink, Esquire

Edwin C. Pease, Esquire

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$889,680	$34.96

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 674,000 shares of the issuer’s common stock and have an aggregate value of $889,680 as of March 9, 2009, calculated based on a Cox-Ross-Rubenstein binomial option valuation model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2009 issued by the Securities Exchange Commission on September 29, 2008 equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00003930 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer is Hologic, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 35 Crosby Drive, Bedford, Massachusetts 01730 and the telephone number of its principal executive offices is (781) 999-7300.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.01 per share. An option will be eligible for exchange if it was issued on January 16, 2008 at an exercise price per share of $33.31 (the “Eligible Options”) under the Company’s Second Amended and Restated 1999 Equity Incentive Plan. Optionholders tendering Eligible Options will receive in exchange new options (the “New Options”) to be granted under the Company’s 2008 Equity Incentive Plan. As of March 9, 2009, there were 674,000 outstanding Eligible Options (to purchase an aggregate of 674,000 shares of our common stock). This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).

The Exchange Offer is being made to employees, excluding named executive officers (as defined in Item 402(a) of Regulation S-K) holding Eligible Options. The offer is not being made to members of the board of directors of the Company. These optionholders are collectively referred to as the “Eligible Optionholders.” To remain eligible to tender Eligible Options for exchange, and receive New Options, the Eligible Optionholders must continue to provide services to the Company on, and must not have received nor have given a notice of termination on or prior to, the date that the New Options are granted.

The information set forth in the Exchange Offer under “Summary Term Sheet—Questions and Answers” Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Our Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The information set forth under Item 2(a) above and in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of This Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning Us; Financial Information”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”), Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Plans and related option agreements included with the Exchange Offer and attached hereto as Exhibits (d)(1)–(d)(7) also contain information regarding the subject company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of This Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended September 27, 2008, and Part I, Item 1 (“Financial Statements and Notes to Consolidated Financial Statement”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended December 27, 2008 and the financial information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Exchange Offer under “Risk Factors,” and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2) The information set forth in the Exchange Offer under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009.

(a)(1)(B)	E-Mail Announcement of Offer to Exchange.

(a)(1)(C)	Election Form.

(a)(1)(D)	Notice of Withdrawal.

(a)(1)(E)	Annual Report on Form 10-K for the fiscal year ended September 27, 2008 (filed with the Securities and Exchange Commission on November 26, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(a)(1)(F)	Quarterly Report on Form 10-Q for the quarter ended December 27, 2008 (filed with the Securities and Exchange Commission on February 5, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(b)	Not applicable.

(d)(1)	Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2006 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(2)	Amendment No. 1 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 23, 2007 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(3)	Amendment No. 2 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.17 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2007 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(4)	Amendment No. 3 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(5)	Form of Option Award Agreement (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(6)	2008 Equity Incentive Plan (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(7)	Form of Notice of Grant of Stock Options and Option Agreement under 2008 Equity Incentive Plan (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLOGIC, INC.

By:	/s/ Glenn P. Muir
Name:	Glenn P. Muir
Title:	Executive Vice President, Finance and Administration, Chief Financial Officer, Assistant Treasurer and Assistant Secretary

Date:	March 9, 2009

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated March 9, 2009.

(a)(1)(B)	E-Mail Announcement of Offer to Exchange.

(a)(1)(C)	Election Form.

(a)(1)(D)	Notice of Withdrawal.

(a)(1)(E)	Annual Report on Form 10-K for the fiscal year ended September 27, 2008 (filed with the Securities and Exchange Commission on November 26, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(a)(1)(F)	Quarterly Report on Form 10-Q for the quarter ended December 27, 2008 (filed with the Securities and Exchange Commission on February 5, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(b)	Not applicable.

(d)(1)	Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2006 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(2)	Amendment No. 1 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.2 to the Company’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 23, 2007 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(3)	Amendment No. 2 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.17 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2007 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(4)	Amendment No. 3 to Second Amended and Restated 1999 Equity Incentive Plan (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(5)	Form of Option Award Agreement (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 17, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(6)	2008 Equity Incentive Plan (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 11, 2008 (SEC File No. 000-18281) and incorporated herein by reference).

(d)(7)	Form of Notice of Grant of Stock Options and Option Agreement under 2008 Equity Incentive Plan (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2008 (SEC File No. 000-18281) and incorporated herein by reference).